GREAT PANTHER SILVER LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2010 and 2009
Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

	June 30,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$10,882,994	$13,312,091
Marketable securities	106,133	22,754
Amounts receivable (note 5)	6,920,536	5,539,238
Income taxes recoverable	219,398	342,217
Inventories (note 6)	2,348,653	1,438,376
Prepaid expenses, deposits and advances	1,858,214	1,585,069
	22,335,928	22,239,745

Mineral properties, plant and equipment (note 7)	15,126,596	14,934,521

	$37,462,524	$37,174,266

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,280,548	$2,658,024
Current portion of capital lease obligation (note 15(f))	614,153	800,761
Current portion of promissory notes (note 9(a))	371,523	121,994
Current portion of future income tax liability	-	506,222
	5,266,224	4,087,001
Long-term liabilities:
Capital lease obligation (note 15(f))	130,068	62,634
Promissory notes (note 9(a))	259,235	118,424
Convertible loan notes (note 9(b))	3,567,373	3,356,397
Asset retirement obligations (note 10)	733,939	1,382,091
Future income tax liability	-	1,311,609
	9,956,839	10,318,156

Shareholders’ equity:
Share capital (note 11(b))	77,106,023	75,910,220
Contributed surplus (note 11(c))	10,055,120	10,268,043
Equity component of convertible note	1,563,000	1,563,000
Accumulated other comprehensive loss (note 12)	(3,291,917)	(22,773)
Deficit	(57,926,541)	(60,862,380)
	27,505,685	26,856,110
Nature of operations (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 17)

	$37,462,524	$37,174,266

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
				(Revised
				note 2(a))
Revenues:
Mineral sales	$9,317,101	$6,721,688	$17,232,261	$12,996,009
Cost of sales (excluding amortization and depletion)	5,029,513	3,732,207	9,434,746	7,432,072
	4,287,588	2,989,481	7,797,515	5,563,937

Expenses:
Amortization and depletion of mineral properties, plant and equipment	659,923	901,636	963,681	1,765,331
Accretion on asset retirement obligation	39,846	67,260	118,927	130,858
Mineral property exploration expenditures (note 8)	1,828,011	278,012	2,934,693	454,098
General and administrative	1,258,809	1,396,206	2,591,959	2,608,973
Stock-based compensation	16,368	14,184	16,368	1,286,593
	3,802,957	2,657,298	6,625,628	6,245,853
	484,631	332,183	1,171,887	(681,916)

Other income (expenses):
Interest income	22,426	5,299	43,414	29,969
Interest expense	(219,268)	(322,786)	(427,851)	(646,159)
Foreign exchange gain (loss)	(502,874)	(140,910)	393,906	(321,577)
Gain (loss) on disposal of fixed assets	(997)	5,177	(997)	3,607
	(700,713)	(453,220)	8,472	(934,160)

Income (loss) before provision for income taxes	(216,082)	(121,037)	1,180,359	(1,616,076)

Recovery of (provision for) income taxes (note 13)	1,820,744	(78,892)	1,755,480	(173,931)

Income (loss) for the period	$1,604,662	$(199,929)	$2,935,839	$(1,790,007)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(109,169)	17,071	(107,177)	33,616

Comprehensive income (loss) for the period	$1,495,493	$(182,858)	$2,828,662	$(1,756,391)

Earnings (loss) per share
Basic	$0.01	$(0.00)	$0.03	$(0.02)
Diluted	$0.01	$(0.00)	$0.03	$(0.02)
Weighted average number of common shares
Basic	113,587,389	86,798,900	113,332,904	86,138,021
Diluted (note 11(f))	115,635,935	86,798,900	115,590,435	86,138,021

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
				(Revised
				note 2(a))
Deficit, beginning of the period	$(59,531,203)	$(59,978,943)	$(60,862,380)	$(58,913,891)

Income (loss) for the period	1,604,662	(199,929)	2,935,839	(1,790,007)

Deficit, end of the period	$(57,926,541)	$(60,178,872)	$(57,926,541)	$(60,703,898)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
				(Revised
				note 2(a))
Cash flows used in operating activities:

Income (loss) for the period	$1,604,662	$(199,929)	$2,935,839	$(1,790,007)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	659,923	901,636	963,681	1,765,331
Accretion on asset retirement obligations	39,846	67,260	118,927	130,858
Stock-based compensation	16,368	14,184	16,368	1,286,593
Foreign exchange (gains) losses	18,816	(128,298)	122,706	(101,161)
Future income taxes	(1,895,802)	(30,061)	(1,853,184)	64,978
Interest accretion on convertible note payable	107,096	177,501	210,976	348,443
Loss (gain) on disposal of capital assets	977	(5,177)	977	(3,607)
Shares received for mineral exploration expenditures	(22,876)	-	(22,876)	(1,500)
	529,010	797,116	2,493,414	1,699,928
Changes in non-cash operating working capital:
Amounts receivable	2,768,794	161,598	(1,548,978)	(1,015,191)
Inventories	50,461	(290,481)	(811,316)	(443,084)
Prepaid expenses and deposits	(135,653)	101,286	(264,935)	107,956
Accounts payable and accrued liabilities	262,668	(276,849)	586,981	616,520
Income taxes	148,112	(27,343)	122,819	188,543
Net cash provided by operating activities	3,623,392	465,327	577,985	1,154,672

Cash flows used in investing activities:

Mineral properties and capital expenditures	(1,725,591)	(302,754)	(3,317,164)	(482,281)
Proceeds from disposal of capital assets	50	5,177	50	5,177
Net cash used in investing activities	(1,725,541)	(297,577)	(3,317,114)	(477,104)

Cash flows from financing activities:

Proceeds from exercise of options	145,290	13,500	525,571	13,500
Proceeds from exercise of warrants	-	37,018	472,890	37,018
Repayment of capital lease obligation	(261,202)	(109,334)	(446,733)	(129,463)
Repayment of promissory notes	(102,179)	-	(122,008)	-
Issuance of shares for cash, net of issue costs	-	-	(31,949)	884,549
Net cash provided by (used in) financing activities	(218,091)	(58,816)	397,771	805,604

Effect of exchange rate changes on cash and cash equivalents	(47,073)	45,969	(87,739)	50,588

Increase (decrease) in cash and cash equivalents	1,632,687	154,903	(2,429,097)	1,533,760

Cash and cash equivalents, beginning of period	9,250,307	1,985,101	13,312,091	606,244

Cash and cash equivalent, end of period	$10,882,994	$2,140,004	$10,882,994	$2,140,004

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009

Supplementary cash flow information:
Income taxes received	$-	$-	$-	$202,784
Income taxes paid	16,333	5,539	43,972	45,464
Interest income received	22,426	3,886	43,414	27,921
Interest expense paid	112,172	145,264	216,875	297,695

Non-cash investing and financing transactions:
Mineral property adjustment from changes in asset retirement obligation	-	-	(282,859)	-
Amounts payable for the purchase of equipments	274,769	-	274,769	-
Assumption of capital lease obligation on purchase of equipment	-	-	319,950	-
Issuance of promissory notes for equipments (note 9(a))	250,258	-	500,516	-

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

1.	Nature of operations:

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant accounting policies:

(a) Revision:

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded in that year. This adjustment was initially recorded during the first quarter of 2009. The net loss for the six months ended June 30, 2009 has been revised to reflect the subsequent recording of this adjustment in 2008.

Income (loss) for the period was revised for the three months ended March 31, 2009 and for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

(b) Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in note 3. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all the disclosures required for annual financial statements.

(c) Change in mine life:

Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years, and 2 years to 3 years, respectively. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

(d) Comparative figures:

Certain comparative figures have been reclassified to conform to the current period presentation.

3.	Change in accounting policy:

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining from the Canadian parent company. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized in the investment.

4.	Recent accounting pronouncements:

(a) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

(b) Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

(c) International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

(c) International Financial Reporting Standards (“IFRS”) continued:

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share-based payment transactions and decommissioning liabilities. The Company has also begun preparing pro-forma January 1, 2010 financial statements including notes. New accounting policies are presently being drafted.

5.	Amounts receivable:

	June 30,	December 31,
	2010	2009

Trade accounts receivable	$3,542,396	$3,471,546
Value added tax recoverable	3,474,032	2,023,878
Other	118,263	251,388
	7,134,691	5,746,812
Allowance for doubtful amounts	(214,155)	(207,574)

	$6,920,536	$5,539,238

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	June 30,	December 31,
	2010	2009

Finished product	$854,852	$410,628
Ore stockpile	152,769	80,298
Materials and supplies	894,112	680,724
Silver bullion	446,920	266,726

	$2,348,653	$1,438,376

The amount of inventory recognized as an expense for the six months ended June 30, 2010 and 2009 is represented by the amount of cost of sales.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	June 30,	December 31,
	2010	2009

Topia Mine:
Mineral properties	$2,799,697	$3,115,340
Plant and equipment	7,123,897	6,131,575
Buildings and mobile equipment	323,807	395,716
Land	14,052	13,544
Asset retirement obligations	151,952	231,439
	10,413,405	9,887,614
Accumulated depreciation and depletion	(4,361,679)	(4,651,464)
	6,051,726	5,236,150

Guanajuato Mines:
Mineral properties	3,648,791	4,450,292
Plant and equipment	8,282,085	7,791,861
Buildings and mobile equipment	1,713,150	1,776,685
Land	2,257,077	2,844,889
Asset retirement obligations	286,467	569,057
	16,187,570	17,432,784
Accumulated depreciation and depletion	(7,331,860)	(7,957,998)
	8,855,710	9,474,786

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of accumulated depreciation of $310,928 (December 31, 2009 - $283,944)	150,618	155,043

	$15,126,596	$14,934,521

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for six months ended June 30, 2010 is as follows:

	San	Santo
	Antonio	Nino	Topia	Guanajuato	Mapimi	Total

Analysis	$-	$-	$59,144	$114,603	$-	$173,747

Drilling	-	-	820,008	526,397	-	1,346,405

Field costs	-	-	34,343	-	-	34,343

Geology	-	-	126,709	167,144	-	293,853

Project administration	38,004	-	39,764	83,484	-	161,252

Mine exploration costs	-	-	290,020	686,420	-	976,440

	38,004	-	1,369,988	1,578,048	-	2,986,040

Cost recoveries	(51,347)	-	-	-	-	(51,347)

	(13,343)	-	1,369,988	1,578,048	-	2,934,693

Cumulative expenses, January 1, 2010	116,421	489,654	9,326,598	6,675,212	5,328,571	21,936,456

Cumulative expenses, June 30, 2010	$103,078	$489,654	$10,696,586	$8,253,260	$5,328,571	$24,871,149

9.	Long-term debt:

(a)	Promissory notes:

	June 30,	December 31,
	2010	2009

Promissory notes	$630,758	$240,418

Less: current portion	371,523	121,994

	$259,235	$118,424

During the period ended June 30, 2010, the Company purchased equipment under the terms of two promissory notes requiring equal blended monthly payments of $11,092 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bear interest at 6% per annum, compounded and calculated semi-annually and are secured by the equipment. As at June 30, 2010, the Company has three promissory notes with the same vendor with the same terms and the total interest paid for the six months ended June 30, 2010 is $12,426 (2009 – nil).

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

9.	Long-term debt (continued):

(b)	Convertible loan notes:

	June 30,	December 31,
	2010	2009

$4,050,000 notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%.	$3,567,373	$3,356,397

	$3,567,373	$3,356,397

10.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	June 30,	December 31,
	2010	2009

Balance, beginning of year	$1,382,091	$1,104,877

Changes in cash flow estimates	(767,079)	-
Accretion expense	118,927	277,214

Balance, end of year	$733,939	$1,382,091

The provision for asset retirement obligations is based on the following assumptions:

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,620,000 (December 31, 2009 – US$2,893,000).
•

There has been a change in the Company’s assessment of the timing of its asset retirement obligation as at March 31, 2010 as a result of the extension of the mine lives of the Company’s two operating mines.

•

The expected timing of payments totaling US$2,620,000 is estimated as follows: US$840,000 in 2013, US$144,000 in 2014, US$149,000 in 2015, US$1,112,000 in 2020, US$184,000 in 2021, and US$191,000 in 2022. This timing matches the estimated remaining life of the mines, which is 3 years for Guanajuato and 10 years for Topia in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (December 31, 2009 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

11.	Share capital:

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b)	The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2009	111,239,631	$75,910,220

Exercise of “L” warrants	1,177,500	412,125
Exercise of agents’ warrants	40,000	36,000
Exercise of finder’s warrants	70,756	24,765
Exercise of stock options	1,109,825	525,571
Share issuance cost	-	(31,949)
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	229,291

Balance, June 30, 2010	113,637,712	$77,106,023

No preferred shares have been issued.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2009	$10,268,043

Stock-based compensation	16,368
Reclassification to common shares on exercise of options and warrants	(229,291)

Balance, June 30, 2010	$10,055,120

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

11.	Capital stock (continued):

	(d)	Stock options:

The continuity of common stock options for the six months ended June 30, 2010 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		June 30,
price	Expiry date	2009	Granted	expired	Exercise	Exercised	2010

0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	830,000	-	-	-	-	830,000
0.45	February 08, 2014	3,944,125	-	-	-	(829,825)	3,114,300
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	(70,000)	240,000
0.70	September 3, 2014	1,290,000	-	-	-	(85,000)	1,205,000
0.90	December 3, 2010	185,000	-	-	-	-	185,000
0.90	February 29, 2012(i)	90,000	-	-	-	-	90,000
0.90	December 2, 2014	580,000	-	-	-	-	580,000

		7,914,125	-	-	-	(1,109,825)	6,804,300

Weighted average exercise price		$0.59	-	-	-	$0.47	$0.61

As at June 30, 2010, all stock options are fully vested. The weighted average remaining contractual life of the options is 2.9 years.

(i)	On April 29, 2010, the Company’s Board of Directors approved the extension of the expiry date from December 3, 2010 to February 29, 2012 of the 90,000 incentive stock options granted to a consultant.

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the six months ended June 30, 2010, the Company recorded stock-based compensation expense for the fair value of $16,368 (2009 - $1,286,593) relating to the stock options that were extended during the period. The weighted average fair value of options granted during the six months of 2010 was $nil (2009 - $0.26). The weighted average assumptions used to determine the fair value of the amended option were a risk-free interest rate of 1.96%, volatility of 116.42%, dividends paid of 0.0%, and an expected life of 1.55 years.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

11.	Capital stock (continued):

	(e)	Warrants:

The continuity of warrants for the six months ended June 30, 2010 is as follows:

			Balance				Balance
	Exercise		December 31,				June 30,
Series	price	Expiry date	2009	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
Series “S” Warrants	0.90	November 27 2011	8,808,750	-	(40,000)	-	8,768,750
Finder’s Warrants	0.35	January 22, 2010	70,756	-	(70,756)	-	-
Agents Warrants	0.90	November 17, 2011	963,150	-	-	-	963,150

			11,020,156	-	(1,288,256)	-	9,731,900

(f)	Diluted earnings per share:

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
Basic weighted average number of shares outstanding	113,587,389	86,789,900	113,332,904	86,138,021
Effect of dilutive securities
Stock options	2,048,546	-	2,212,338	-
Warrants	-	-	45,193	-

Diluted weighted average number of shares outstanding	115,635,935	86,798,900	115,590,435	86,138,021

For the three and six months ended June 30, 2010, there were 688,263 and 326,227, respectively, potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because the exercise prices exceeded the average market value of the common shares of $0.85 and $0.88 for the same periods ended June 30, 2010.

For the three and six months ended June 30, 2009, all of the outstanding options and warrants were anti-dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

12.	Accumulated other comprehensive loss

	June 30,	December 31,
	2010	2009

Balance, beginning of period	$(22,773)	$(37,592)
Translation adjustment (note 3)	(3,161,967)	-
Unrealized gain (loss) on marketable securities	(107,177)	14,819

Balance, end of period	$(3,291,917)	$(22,773)

13.	Income taxes:

Recovery (provision) for income taxes:

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009

Current income taxes	$(75,058)	$(108,953)	$(97,704)	$(108,953)
Future income taxes	1,895,802	30,061	1,853,184	(64,978)

	$1,820,744	$(78,892)	$1,755,480	$(173,931)

14.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009

Consulting fees paid or accrued to companies controlled by directors of the Company	$150,349	$130,022	$276,930	$252,444

Consulting fees paid or accrued to a company controlled by an officer of the Company	22,065	65,857	96,392	116,539

Cost recoveries received or accrued from a company with a common director of the Company	15,905	49,836	51,347	64,243

Office and administration fees paid or accrued to a company controlled by a director of the Company	21,076	17,330	44,131	29,841

As at June 30, 2010, $109,281 (December 31, 2009 - $110,060) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $50,900 (December 31, 2009 - $147,273) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

15.	Commitments and contingencies:

	(a)	The Company is committed to making severance payments amounting to approximately $2,153,200 to certain Officers and management in the event that there is a change of control of the Company.

	(b)	Commitments outstanding relating to laboratory and drilling services amount to $595,000 in 2010 and $436,000 in 2011.

	(c)	The Company is committed to operating lease payments of $83,000 in 2010, $149,000 in 2011, $148,000 in 2012 and $97,000 in 2013.

	(d)	The Company is committed to consulting agreements with third parties totaling $135,000 in 2010.

	(e)	The Company entered into equipment purchase commitments with third party vendors totaling $1,648,000. The Company expects to fulfill these capital expenditure commitments in fiscal 2010.

	(f)	The Company acquired equipment through three capital leases that bear interest at annual rates of 10.5%, 10.74% and 12%, and require lease payments to the expiry date as follows

June 30,
2010
Years ending December 31:
2010	$487,940
2011	257,276
2012	41,976
Total minimum lease payments	787,192
Less amount representing interest	(42,971)
Balance of the obligation	744,221

Current portion	614,153

$130,068

Included in mineral properties, plant and equipment at June 30, 2009, are leased assets with a cost of $1,620,017 and accumulated depreciation of $464,866. During the six months period ended June 30, 2010, interest paid on the capital leases of $42,546 is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $398,175 in 2010 as a result of the program.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

16.	Segmented Information:

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produces silver, gold, lead and zinc.

	Three Months Ended June 30, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$6,182,930	$3,134,171	$-	$-	$9,317,101	$-	$9,317,101

Cost of sales	3,004,108	2,025,405	-	-	5,029,513	-	5,029,513

Amortization and depletion of mineral properties, plant and equipment	469,140	177,214	-	-	646,354	13,569	659,923

Mineral property exploration expenditures	991,413	842,670	(6,072)	-	1,828,011	-	1,828,011

General and administrative	-	-	-	184,445	184,445	1,074,364	1,258,809

Stock-based compensation	-	-	-	-	-	16,368	16,368

Income (loss) before income taxes	1,687,022	80,284	6,072	(775,450)	997,928	(1,214,010)	(216,082)

Net income (loss)	1,687,022	80,284	6,072	1,045,294	2,818,672	(1,214,010)	1,604,662

Capital expenditures	1,235,049	1,010,976	-	-	2,246,025	4,593	2,250,618

Total assets	$14,408,781	$7,922,011	$68,542	$5,997,674	$28,397,008	$9,065,516	$37,462,524

	Three Months Ended June 30, 2009
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$4,622,526	$2,099,162	$-	$-	$6,721,688	$-	$6,721,688

Cost of sales	2,414,414	1,317,793	-	-	3,732,207	-	3,732,207

Amortization and depletion of mineral properties, plant and equipment	723,899	151,287	-	-	875,186	26,450	901,636

Mineral property exploration expenditures	133,711	139,173	5,128	-	278,012	-	278,012

General and administrative	-	-	-	300,921	300,921	1,095,285	1,396,206

Stock-based compensation	-	-	-	-	-	14,184	14,184

Income (loss) before income taxes	1,306,842	467,310	(5,128)	(445,588)	1,323,436	(1,444,473)	(121,037)

Net income (loss)	1,306,842	467,310	(5,128)	(524,480)	1,244,544	(1,444,473)	(199,929)

Capital expenditures	177,016	125,738	-	-	302,754	-	302,754

Total assets	$11,090,013	$7,643,291	$68,542	$2,814,508	$21,616,354	$1,208,867	$22,825,221

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

16.	Segmented Information (continued):

	Six Months Ended June 30, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$11,345,165	$5,887,096	$-	$-	$17,232,261	$-	$17,232,261

Cost of sales	5,959,894	3,474,852	-	-	9,434,746	-	9,434,746

Amortization and depletion of mineral properties, plant and equipment	876,568	62,540	-	-	939,108	24,573	963,681

Mineral property exploration expenditures	1,578,048	1,369,988	(13,343)	-	2,934,693	-	2,934,693

General and administrative	-	-	-	430,545	430,545	2,161,414	2,591,959

Stock-based compensation	-	-	-	-	-	16,368	16,368

Income (loss) before income taxes	2,848,073	943,372	13,343	(103,422)	3,701,366	(2,521,007)	1,180,359

Net income (loss)	2,848,073	943,372	13,343	1,652,058	5,456,846	(2,521,007)	2,935,839

Capital expenditures	2,260,628	2,134,275	-	-	4,394,903	17,496	4,412,399

Total assets	$14,408,781	$7,922,011	$68,542	$5,997,674	$28,397,008	$9,065,516	$37,462,524

	Six Months Ended June 30, 2009
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$8,860,452	$4,135,557	$-	$-	$12,996,009	$-	$12,996,009

Cost of sales	4,700,970	2,731,102	-	-	7,432,072	-	7,432,072

Amortization and depletion of mineral properties, plant and equipment	1,306,009	407,042	-	-	1,713,051	52,280	1,765,331

Mineral property exploration expenditures	197,712	259,000	(2,614)	-	454,098	-	454,098

General and administrative	-	-	-	522,527	522,527	2,086,446	2,608,973

Stock-based compensation	299,867	143,377	-	66,014	509,258	777,335	1,286,593

Income (loss) before income taxes	2,270,949	549,123	2,614	(913,914)	1,908,772	(3,524,848)	(1,616,076)

Net income (loss)	2,270,949	549,123	2,614	(1,087,845)	1,734,741	(3,524,848)	(1,790,007)

Capital expenditures	306,137	165,297	-	-	471,434	10,847	482,281

Total assets	$11,090,013	$7,643,291	$68,542	$2,814,508	$21,616,354	$1,208,867	$22,825,221

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2010 and 2009

16.	Segmented Information (continued):

Product Revenue:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Silver	$7,179,543	$4,940,508	$12,860,486	$9,904,378
Gold	1,566,294	1,417,620	3,221,730	2,625,139
Lead	510,930	395,517	1,077,973	676,757
Zinc	409,249	195,955	750,742	297,870
Ore processing revenues	155,098	153,111	283,238	391,964
Smelter and refining charges	(504,013)	(381,023)	(961,906)	(900,099)

	$9,317,101	$6,721,688	$17,232,261	$12,996,009

For the six months ended June 30, 2010, the Company had two customers that accounted for 98% of total revenues. These two customers represent 98.7% of the trade accounts receivable balance of $3,542,396 at June 30, 2010 (note 5). The Guanajuato and Topia segments each had one customer account for 66% and 32% of total revenue, respectively.

17.	Subsequent events:

	(a)	On July 12, 2010, the Company granted 670,000 incentive stock options to its employees at an exercise price of $0.90 per share and expiring on July 11, 2015.

(b)

On July 22, 2010, the Company entered into a put and call option contract for 500 metric tonnes of zinc with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively.

	(c)	Subsequent to June 30, 2010, the Company received proceeds of $180,000 from the exercise of 400,000 options.